Exhibit 12.1

Penn Virginia Corporation and Subsidiaries
Statement of Computation of Ratio of Earnings to Fixed Charges Calculation

(in thousands, except ratios)

	Year Ended December 31,

	2001	2002	2003	2004	2005

Earnings:
Pre-tax income	$54,271	$29,705	$55,987	$72,779	$130,918
Fixed charges	4,058	4,068	8,379	11,067	20,755

Total earnings	$58,329	$33,773	$64,366	$83,846	$151,673

Fixed charges:
Interest expense	$3,596	$3,125	$7,352	$9,679	$18,815
Rental interest factor	462	943	1,027	1,388	1,940

Total fixed charges	$4,058	$4,068	$8,379	$11,067	$20,755

Ratio of earnings to fixed charges	14.4 x	8.3 x	7.7 x	7.6 x	7.3x